:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-12465

CUSIP NUMBER 150934-404

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cell Therapeutics, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

501 Elliott Avenue West, Suite 400
Address of Principal Executive Office (Street and Number)

Seattle, Washington, 98119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file the financial statements and other related disclosures required to be included in our Annual Report on Form 10-K for the year ended December 31, 2007 prior to March 17, 2008, which is the prescribed filing deadline for our Form 10-K. The delay in our filing results from the significant volume of transactions in recent months, including our acquisition of the U.S. development, sales and marketing rights to the radiopharmaceutical product Zevalin® (Ibritumomab Tiuxetan) from Biogen Idec Inc., as well as a series of financial restructurings and security offerings. Our inability to timely file our Annual Report on Form 10-K for the year ended December 31, 2007 cannot be eliminated without unreasonable effort or expense. We currently expect that our Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about our future expectations, plans and prospects, including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, and projected costs, prospects, plans and objectives of management, and all other statements that are not purely historical in nature, constitute forward-looking statements. Without limiting the foregoing, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. In addition, the statements in this Form 12b-25 reflect our expectations and beliefs as of the date hereof. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, business development transactions, joint ventures or investments we may make. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis A. Bianco	206	282-7100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Cell Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Louis A. Bianco
Louis A. Bianco
Executive Vice President,
Finance and Administration

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